UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-Q

CERTIFIED SHAREHOLDER REPORT OF REGISTERED
MANAGEMENT INVESTMENT COMPANIES

Investment Company Act file number: 811-21829

BBH TRUST
BBH Money Market Fund
BBH Tax Exempt Money Fund

(Exact name of Registrant as specified in charter)

140 Broadway,
New York, NY 10005
(Address of principal executive offices)

Corporation Services Company,
2711 Centerville Road, Suite 400, Wilmington,
DE, 19808
(Name and address of agent for service)

Registrant's telephone number, including area code: (212) 593-7237

Date of fiscal year end: JUNE 30

Date of reporting period: MARCH 31, 2009

ITEM 1. SCHEDULES OF INVESTMENTS.

PORTFOLIO OF INVESTMENTS
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	CERTIFICATES OF DEPOSIT (28.6%)			
$ 15,000,000	Allied Irish Banks	05/07/09	2 .950%	$ 15,000,296
20,000,000	Allied Irish Banks	06/15/09	1.300	20,000,414
4,900,000	Banco Bilbao Vizcaya Argentaria.	04/06/09	1.000	4,900,000
10,200,000	Banco Bilbao Vizcaya Argentaria.	06/17/09	1.010	10,201,305
21,000,000	Banco Bilbao Vizcaya Argentaria.	07/22/09	0.860	21,000,650
10,000,000	Banco Bilbao Vizcaya Argentaria.	08/07/09	3.050	10,000,869
17,600,000	Banco Bilbao Vizcaya Argentaria.	08/20/09	1.105	17,600,343
5,000,000	Bank of America	04/22/09	2.150	5,000,000
10,000,000	Bank of America	05/06/09	2.400	10,000,000
15,000,000	Bank of America	07/06/09	1.050	15,000,000
10,000,000	Bank of Ireland	04/07/09	1.370	10,000,000
12,500,000	Bank of Ireland	05/07/09	2.590	12,500,000
20,000,000	Bank of Ireland	06/15/09	1.330	20,000,000
30,000,000	Barclays Bank, Plc.	04/06/09	0.450	30,000,000
17,000,000	Barclays Bank, Plc.	04/13/09	0.450	17,000,000
10,000,000	Barclays Bank, Plc.	05/05/09	2.870	10,000,000
10,000,000	BNP Paribas	06/03/09	2.380	10,000,000
10,000,000	BNP Paribas	07/09/09	1.075	10,000,684
22,350,000	BNP Paribas	07/27/09	1.120	22,350,000
25,000,000	Citibank NA	04/21/09	0.650	25,000,000
10,000,000	Citibank NA	05/12/09	1.000	10,000,000
10,000,000	Citibank NA	05/18/09	1.000	10,000,000
10,000,000	Citibank NA	06/08/09	1.150	10,000,000
15,000,000	Credit Suisse	05/04/09	3.170	15,032,965
35,000,000	DnB Nor Bank ASA	04/08/09	0.250	35,000,000
10,000,000	Lloyds TSB Bank, Plc.	04/09/09	1.280	10,001,730
38,000,000	Nordea Bank Finland, Plc.	10/06/09	1.950	38,103,618
5,000,000	Nordea Bank Finland, Plc.	10/13/09	1.300	4,994,573
20,000,000	Rabobank Nederland NV	09/04/09	1.010	20,000,862
10,350,000	Royal Bank of Scotland, Plc.	05/26/09	0.970	10,350,000
22,300,000	Royal Bank of Scotland, Plc.	05/26/09	1.000	22,300,000
10,000,000	Royal Bank of Scotland, Plc.	06/22/09	1.790	10,000,000
25,000,000	Royal Bank of Scotland, Plc.	07/09/09	1.650	25,010,218
10,000,000	Societe Generale	05/07/09	2.450	10,000,000
43,000,000	Svenska Handelsbanken, Inc.	04/13/09	0.430	43,000,143
20,000,000	Toronto Dominion Bank.	04/22/09	3.750	20,000,115
11,300,000	Toronto Dominion Bank.	09/14/09	1.000	11,300,000
20,000,000	Toronto Dominion Bank.	11/13/09	1.630	20,016,110
22,800,000	UBS AG	04/21/09	1.200	22,800,000
25,000,000	UBS AG	07/13/09	1.540	25,000,710
	Total Certificates of Deposit			**668,465,605**
	COMMERCIAL PAPER (27.9%)			
8,800,000	Brown University[1].	04/01/09	0.762	8,800,000
9,000,000	Brown University[1].	07/01/09	0.681	8,984,757
35,000,000	Brown-Forman Beverages, Europe, Ltd.[1] . .	04/08/09	0.350	34,997,618
5,000,000	Brown-Forman Beverages, Europe, Ltd.[1] . .	04/27/09	0.450	4,998,375
20,549,000	City of Chicago, Illinois[1]	10/06/09	2.004	20,339,743
40,000,000	ConocoPhillips Co.[1]	04/23/09	0.250	39,993,889
50,000,000	Danske Corp.[1,2]	04/14/09	0.741	49,986,639
15,000,000	Danske Corp.[1,2]	06/04/09	1.646	14,956,444

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	COMMERCIAL PAPER (continued)			
$ 10,000,000	De Kalb County, Georgia Development Authority[1].	04/02/09	0.850%	$ 10,000,000
25,000,000	Deutsche Bank Financial LLC[1]	04/22/09	0.751	24,989,063
8,000,000	Harris County, Texas, Metropolitan Transit Authority[1].	04/01/09	0.650	8,000,000
5,000,000	Harris County, Texas, Metropolitan Transit Authority[1].	04/01/09	0.650	5,000,000
15,000,000	ING (US) Funding LLC[1]	04/01/09	0.410	15,000,000
15,000,000	ING (US) Funding LLC[1]	04/09/09	0.480	14,998,400
15,000,000	ING (US) Funding LLC[1,2].	05/13/09	2.174	14,962,375
20,000,000	ING (US) Funding LLC[1]	05/18/09	0.993	19,974,150
16,588,000	Johns Hopkins University[1]	05/13/09	0.650	16,588,000
17,000,000	Kentucky Asset/Liability Commission[1]. . .	04/09/09	2.100	17,000,000
24,100,000	Massachusetts Bay Transportation Authority[1].	05/06/09	0.900	24,100,000
5,000,000	Metropolitan Atlanta Rapid Transit Authority[1].	04/07/09	2.000	5,000,000
5,000,000	Montgomery County, Virginia, Industrial Development Authority[1]	04/23/09	1.500	5,000,000
40,000,000	Montgomery County, Virginia, Industrial Development Authority[1]	05/05/09	1.500	40,000,000
5,000,000	Nashville & Davidson County Health & Educational Facilities Authority[1].	04/02/09	0.600	5,000,000
6,000,000	Nashville & Davidson County Health & Educational Facilities Authority[1].	04/02/09	0.900	6,000,000
15,998,000	Nebraska Public Power District[1]	05/14/09	0.851	15,981,757
20,000,000	Nordea North America, Inc.[1,2]	04/10/09	1.204	19,994,000
5,000,000	Nordea North America, Inc.[1]	04/15/09	0.661	4,998,717
15,000,000	Parker Hannifin Corp.[1]	04/02/09	0.400	14,999,833
10,000,000	Parker Hannifin Corp.[1]	04/09/09	0.500	9,998,889
24,600,000	Parker Hannifin Corp.[1]	05/27/09	0.571	24,578,188
5,000,000	Phoenix, Arizona, Civic Improvement Corp.[1]	04/07/09	1.750	5,000,000
17,000,000	Phoenix, Arizona, Civic Improvement Corp.[1]	06/02/09	1.500	17,000,000
5,700,000	Rabobank USA Financial Corp.[1]	04/16/09	0.500	5,698,813
10,000,000	Rabobank USA Financial Corp.[1]	06/16/09	0.741	9,984,378
5,000,000	Societe Generale[1]	06/02/09	1.055	4,990,958
10,100,000	Societe Generale[1]	06/08/09	1.013	10,080,731
5,400,000	Societe Generale[1]	06/23/09	1.035	5,387,177
20,000,000	Societe Generale[1]	07/02/09	1.064	19,945,822
5,000,000	Societe Generale[1]	08/17/09	1.125	4,978,533
5,000,000	Societe Generale[1]	08/21/09	1.339	4,973,769
4,000,000	Svenska Handelsbanken, Inc.[1]	04/08/09	0.450	3,999,650
18,000,000	Tennessee State School Bond[1].	06/17/09	0.750	18,000,000
6,000,000	Tennessee State School Bond[1].	06/17/09	0.850	6,000,000
5,000,000	UBS Finance Delaware LLC[1]	05/04/09	1.508	4,993,125
5,000,000	UBS Finance Delaware LLC[1]	06/08/09	1.611	4,984,889
10,000,000	UBS Finance Delaware LLC[1]	07/31/09	2.880	9,905,217
12,000,000	Yale University[1]	07/01/09	0.672	11,979,677
	Total Commercial Paper.			**653,123,576**
	CORPORATE BONDS (4.7%)			
15,000,000	American Express Bank[3]	12/10/10	1.396	15,193,281

BBH MONEY MARKET FUND

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	CORPORATE BONDS (continued)			
$ 5,000,000	BellSouth Corp.	09/15/09	4.200%	$ 5,018,413
10,000,000	Caterpillar Financial Services Corp.[3]	05/18/09	1.306	9,999,482
3,341,000	Credit Suisse USA, Inc.	06/01/09	4.700	3,348,612
30,000,000	General Electric Capital Corp.[3]	12/09/10	1.914	30,348,047
15,000,000	Hewlett-Packard Co.[3]	06/15/09	1.330	14,998,072
10,000,000	IBM International Group Capital LLC[3]	07/29/09	1.524	10,011,770
15,000,000	US Bank NA[3]	09/10/09	1.393	15,000,000
2,600,000	Wells Fargo Bank NA[3]	05/28/09	0.673	2,594,433
4,450,000	Westpac Banking Corp.[3]	08/14/09	1.460	4,449,464
	Total Corporate Bonds			**110,961,574**
	MUNICIPAL BONDS (12.5%)			
6,190,000	Brazos River, Texas, Pollution Control[3]	04/01/09	1.500	6,190,000
7,800,000	Chicago, Illinois[3]	04/01/09	0.400	7,800,000
10,000,000	Columbia, Alabama, Industrial Development Board Pollution Control[3]	04/01/09	0.650	10,000,000
10,000,000	Forsyth County, Georgia, Water & Sewerage Authority[3]	04/02/09	2.750	10,000,000
3,500,000	Guilford County, North Carolina[3]	04/02/09	0.550	3,500,000
11,695,000	Guilford County, North Carolina[3]	04/02/09	3.000	11,695,000
1,826,000	Illinois Finance Authority[3]	04/02/09	0.400	1,826,000
40,000,000	Illinois State Toll Highway Authority[3]	04/02/09	3.000	40,000,000
4,185,000	JP Morgan Chase Putters / Drivers Trust[3]	04/02/09	0.470	4,185,000
6,000,000	Mecklenburg County, North Carolina[3]	04/02/09	0.550	6,000,000
10,000,000	Metropolitan Transportation Authority, New York[3]	04/02/09	2.500	10,000,000
5,000,000	Missouri State Health & Educational Facilities Authority[3]	04/01/09	1.250	5,000,000
5,500,000	New York State Dormitory Authority[3]	04/02/09	3.000	5,500,000
6,400,000	North Carolina Medical Care Commission[3]	04/02/09	0.470	6,400,000
20,480,000	Ohio State Higher Educational Facilities[3]	04/02/09	0.750	20,480,000
30,000,000	Oklahoma State Capital Improvement Authority[3]	04/01/09	0.300	30,000,000
4,800,000	Oklahoma Turnpike Authority[3]	04/01/09	0.220	4,800,000
16,000,000	Oklahoma Turnpike Authority[3]	04/01/09	0.400	16,000,000
15,000,000	Pennsylvania Turnpike Commission[3]	04/02/09	1.190	15,000,000
7,900,000	Philadelphia, Pennsylvania, Hospitals & Higher Education Facilities Authority[3]	04/01/09	0.350	7,900,000
10,000,000	Raleigh, North Carolina[3]	04/01/09	0.470	10,000,000
10,000,000	Triborough Bridge & Tunnel Authority, New York[3]	04/01/09	1.400	10,000,000
3,600,000	Union County, North Carolina[3]	04/02/09	0.470	3,600,000
15,290,000	University of Illinois Board of Trustees[3]	04/01/09	1.500	15,290,000
5,000,000	University of Wisconsin Hospitals and Clinics Authority[3]	04/01/09	2.250	5,000,000
10,000,000	Virginia College Building Authority, Educational Facilties[3]	04/01/09	0.350	10,000,000
10,000,000	Washington Health Care Facilities Authority[3]	04/01/09	0.390	10,000,000
6,000,000	Winston-Salem, North Carolina[3]	04/01/09	2.000	6,000,000
	Total Municipal Bonds			**292,166,000**

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	U.S. GOVERNMENT AGENCY OBLIGATIONS (1.6%)			
$ 4,300,000	Federal Farm Credit Bank	06/15/09	3.950%	$ 4,313,127
8,000,000	Federal Farm Credit Bank	08/03/09	5.250	8,066,678
8,600,000	Federal Home Loan Bank	05/07/09	2.750	8,600,000
8,600,000	Federal Home Loan Bank	05/13/09	2.375	8,598,209
8,000,000	FHLMC[1]	04/21/09	0.350	7,998,444
	Total U.S. Government Agency Obligations			**37,576,458**
	TIME DEPOSITS (11.2%)			
60,000,000	Dresdner Bank AG	04/01/09	0.250	60,000,000
60,000,000	HBOS Treasury Services	04/01/09	0.350	60,000,000
47,000,000	HSBC Bank.	04/01/09	0.063	47,000,000
35,000,000	HSBC Bank.	04/01/09	0.125	35,000,000
60,000,000	Royal Bank of Canada	04/01/09	0.180	60,000,000
	Total Time Deposits			**262,000,000**
	REPURCHASE AGREEMENTS (11.5%)			
50,000,000	Barclays (Agreement dated 03/31/09 collateralized by FNMA 2.000%-4.075%, due 04/01/11-01/15/13, value $51,000,760)	04/01/09	0.160	50,000,000
60,000,000	BNP Paribas (Agreement dated 03/31/09 collateralized by FMAC 5.000%-6.000%, due 06/01/33-12/01/37, value $16,480,233 and FNMA 4.500%-6.000%, due 03/01/24-03/01/39, value $44,719,768)	04/01/09	0.150	60,000,000
60,000,000	Deutsche Bank (Agreement dated 03/31/09 collateralized by FMAC 5.047%-7.000%, due 08/01/22-04/01/47, value $19,943,733; FNMA 4.278%-7.000%, due 09/01/28-10/01/38, value $23,217,251 and GNMA 6.500%-7.000%, due 07/15/24-12/15/37, value $18,039,016) .	04/01/09	0.250	60,000,000
50,000,000	Royal Bank of Canada (Agreement dated 03/31/09 collateralized by FNMA 5.649%, due 10/01/37, value $51,000,001)	04/01/09	0.300	50,000,000
50,000,000	Societe Generale (Agreement dated 03/31/09 collateralized by FMAC 5.000%, due 02/01/36, value $51,000,000)	04/01/09	0.250	50,000,000
	Total Repurchase Agreements			**270,000,000**

			Value
TOTAL INVESTMENTS AT AMORTIZED COST	98.0%		**$ 2,294,293,213**
CASH AND OTHER ASSETS IN EXCESS OF LIABILITIES	2.0		47,631,436
NET ASSETS	100.0%		**$ 2,341,924,649**

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

[1] Coupon represents a yield to maturity.
[2] Coupon represents a weighted average rate.
[3] Variable rate instrument. Interest rates change on specific dates (such as coupon or interest payment date). The yield shown represents
     the March 31, 2009 coupon or interest rate.

Abbreviations:
FHLMC — Federal Home Loan Mortgage Association
FMAC — Federal Mortgage Association of Canada
FNMA — Federal National Mortgage Association
GNMA — Government National Mortgage Association

Fair Value Measurements

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value
Measurements ("FAS 157"), effective July 1, 2008. For net asset valuation determination purposes, various inputs are
used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

- Level 1 - quoted prices in active markets for identical investments.
- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment
  speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of March 31, 2009 in valuing the Fund's investment carried at value:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 0
Level 2 - Other Significant Observable Inputs	2,294,293,213
Level 3 - Significant Unobservable Inputs	0
Total	$ 2,294,293,213

Portfolio holdings are shown as of the date indicated. Since market conditions fluctuate suddenly and
frequently, the portfolio holdings may change and this list is not indicative of future portfolio composition.
These portfolio holdings are not intended to be and do not constitute recommendations that others buy,
sell, or hold any of the securities listed.

For more complete information on the Fund, call 1-800-625-5759 for a prospectus or visit www.bbhfunds.com.
You should consider the Fund's investment objectives, risks, charges, and expenses carefully before you invest.
Information about these and other important subjects is in the Fund's prospectus, which you should read
carefully before investing.

The BBH Funds are managed by a separately identifiable department within Brown Brothers Harriman & Co. The Distributor is
Edgewood Services, Inc. Date of first use: 5/09

PORTFOLIO OF INVESTMETS
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	MUNICIPAL BONDS (72.1%)			
	CERTIFICATES OF PARTICIPATION (5.2%)			
$ 4,280,000	Charlotte, North Carolina[1]	04/02/09	0.550 %	$ 4,280,000
10,000,000	Charlotte, North Carolina[1]	04/02/09	0.550	10,000,000
4,200,000	Mecklenburg County, North Carolina[1]	04/02/09	0.480	4,200,000
2,065,000	North Carolina Infrastructure Finance Corp. .	05/01/09	5.000	2,070,652
6,000,000	Raleigh, North Carolina[1]	04/01/09	0.470	6,000,000
10,000,000	University of Illinois Board of Trustees[1] . . .	04/01/09	1.500	10,000,000
1,150,000	University of North Carolina at Chapel Hill[1] .	04/01/09	0.400	1,150,000
4,000,000	Winston-Salem, North Carolina[1]	04/02/09	1.100	4,000,000
	Total Certificates of Participation . . .			**41,700,652**
	EDUCATION (18.2%)			
10,000,000	Allegheny County, Pennsylvania, Higher Education Building Authority[1]	04/01/09	0.330	10,000,000
2,000,000	Arizona School Facilities Board	07/01/09	5.250	2,021,144
2,010,000	Arizona State Board of Regents.	06/01/09	4.000	2,018,216
5,000,000	Chicago, Illinois, Board of Education[1]	04/02/09	0.500	5,000,000
4,500,000	Colorado Springs, Colorado[1]	04/01/09	0.350	4,500,000
2,500,000	Delaware State Economic Development Authority[1]	04/02/09	0.550	2,500,000
5,000,000	Delaware State Economic Development Authority[1]	04/02/09	0.550	5,000,000
4,500,000	Denton, Texas, Independent School District[1].	04/02/09	0.500	4,500,000
625,000	El Paso, Texas, Independent School District .	08/15/09	5.000	635,250
1,090,000	Florida State Board of Education	06/01/09	3.500	1,095,376
1,500,000	Florida State Board of Education	06/01/09	5.000	1,509,750
3,000,000	Harris County, Texas, Cultural Education Facilities Finance Corp.[1]	04/01/09	0.400	3,000,000
2,745,000	Houston, Texas, Higher Education Finance Corp.[1]	04/01/09	0.400	2,745,000
4,000,000	Kane County, Illinois, School District No. 129.	06/30/09	3.000	4,012,394
1,050,000	Katy, Texas, Independent School District[1] . .	04/02/09	0.470	1,050,000
2,610,000	Klein, Texas, Independent School District . .	08/01/09	3.500	2,625,224
8,000,000	Massachusetts State Health & Educational Facilities Authority[1]	04/02/09	0.330	8,000,000
3,500,000	Missouri State Health & Educational Facilities Authority[1]	04/01/09	0.350	3,500,000
4,890,000	Missouri State Health & Educational Facilities Authority[1]	04/01/09	0.350	4,890,000
4,000,000	Missouri State Health & Educational Facilities Authority[1]	04/01/09	0.500	4,000,000
5,000,000	Missouri State Health & Educational Facilities Authority[1]	04/01/09	1.250	5,000,000

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	MUNICIPAL BONDS (continued)			
	EDUCATION (continued)			
$ 7,000,000	New Jersey State Educational Facilities Authority[1]	04/01/09	0.400 % $	7,000,000
7,500,000	New York State Dormitory Authority[1]	04/01/09	0.500	7,500,000
5,000,000	New York State Dormitory Authority[1]	04/02/09	0.350	5,000,000
10,000,000	North Carolina Capital Facilities Finance Agency[1]	04/02/09	0.450	10,000,000
1,750,000	North East, Texas, Independent School District	08/01/09	5.250	1,776,608
2,500,000	Northampton County, Pennsylvania, Higher Education Authority[1]	04/02/09	0.400	2,500,000
5,505,000	Pennsylvania State University[1]	04/02/09	0.390	5,505,000
595,000	Philadelphia, Pennsylvania, School District[1] .	04/02/09	0.370	595,000
1,000,000	Rutgers State University	05/01/09	4.625	1,003,370
3,900,000	Shaler Area, Pennsylvania, School District[1] .	04/02/09	1.000	3,900,000
3,550,000	Tarrant County, Texas, Cultural Education Facilities Finance Corp.[1]	04/01/09	0.300	3,550,000
5,000,000	Tarrant County, Texas, Cultural Education Facilities Finance Corp.[1]	04/01/09	0.350	5,000,000
2,000,000	University of Delaware[1]	04/01/09	0.360	2,000,000
1,900,000	University of Pittsburgh	09/15/09	2.500	1,914,232
1,600,000	University of Southern Indiana	10/01/09	2.500	1,612,015
2,000,000	University of Texas[1]	04/02/09	0.250	2,000,000
1,000,000	University of Texas	07/01/09	5.000	1,006,388
1,000,000	University of Texas	08/15/09	5.000	1,012,674
2,040,000	Utah State Board of Regents[1]	04/02/09	0.300	2,040,000
1,000,000	Virginia College Building Authority, Educational Facilties[1]	04/01/09	0.350	1,000,000
2,225,000	Virginia State Public School Authority	07/15/09	4.000	2,239,532
	Total Education			**145,757,173**
	GENERAL OBLIGATIONS (16.7%)			
1,145,000	Anne Arundel County, Maryland	04/01/09	4.000	1,145,000
2,310,000	Anne Arundel County, Maryland	04/01/09	4.000	2,310,000
1,000,000	Austin, Texas.	09/01/09	5.250	1,018,148
1,000,000	Buncombe County, North Carolina[1]	04/02/09	0.570	1,000,000
1,100,000	Buncombe County, North Carolina[1]	04/02/09	0.570	1,100,000
2,400,000	Buncombe County, North Carolina[1]	04/02/09	0.570	2,400,000
2,400,000	Buncombe County, North Carolina[1]	04/02/09	0.570	2,400,000
2,400,000	Buncombe County, North Carolina[1]	04/02/09	0.570	2,400,000
1,000,000	Charlotte, North Carolina	02/01/10	5.000	1,036,640
2,700,000	Chicago, Illinois[1]	04/01/09	0.400	2,700,000
1,500,000	Columbus, Ohio[1]	04/02/09	0.300	1,500,000

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	MUNICIPAL BONDS (continued)			
	GENERAL OBLIGATIONS (continued)			
$ 2,735,000	East Bay, California, Regional Park District .	09/01/09	4.000 % $	2,773,839
3,255,000	Fairfax County, Virginia	04/01/09	5.000	3,255,000
1,000,000	Fairfax County, Virginia	04/01/09	5.250	1,000,000
1,000,000	Fairfax County, Virginia	10/01/09	5.000	1,019,902
1,260,000	State of Florida	07/01/09	5.000	1,272,536
4,000,000	Forsyth County, North Carolina[1]	04/02/09	0.460	4,000,000
3,000,000	Forsyth County, North Carolina[1]	04/02/09	0.500	3,000,000
4,620,000	State of Georgia	07/01/09	5.750	4,667,612
1,250,000	Greensboro, North Carolina[1].	04/02/09	0.550	1,250,000
2,450,000	Guilford County, North Carolina.	04/01/09	3.000	2,450,000
1,265,000	Hanover County, Virginia	07/15/09	4.000	1,277,316
3,000,000	Illinois Finance Authority[1]	04/02/09	0.400	3,000,000
1,000,000	Loudoun County, Virginia	07/01/09	2.000	1,003,520
3,000,000	State of Massachusetts[1]	04/01/09	0.400	3,000,000
2,000,000	State of Massachusetts[1]	04/01/09	0.450	2,000,000
3,950,000	Mecklenburg County, North Carolina[1]	04/01/09	0.520	3,950,000
1,550,000	Mecklenburg County, North Carolina[1]	04/01/09	0.550	1,550,000
1,000,000	Mecklenburg County, North Carolina[1]	04/02/09	0.550	1,000,000
3,750,000	Minneapolis, Minnesota	03/01/10	5.000	3,901,502
1,550,000	State of Mississippi	10/01/09	5.000	1,582,263
3,275,000	State of Missouri	08/01/09	5.000	3,304,277
2,900,000	Montgomery County, Maryland[1]	04/01/09	0.400	2,900,000
2,710,000	New Castle County, Delaware	07/15/09	4.000	2,728,601
905,000	New York State Local Government Assistance Corp.	04/01/09	5.000	905,000
3,000,000	New York, New York[1]	04/01/09	0.300	3,000,000
5,000,000	New York, New York[1]	04/01/09	1.000	5,000,000
2,500,000	State of North Carolina[1].	04/01/09	0.420	2,500,000
4,000,000	State of North Carolina[1].	04/01/09	0.500	4,000,000
1,750,000	State of Ohio.	05/01/09	5.500	1,755,228
2,000,000	State of Oregon[1]	04/01/09	0.500	2,000,000
1,020,000	State of Pennsylvania	06/01/09	5.500	1,028,275
4,500,000	Raleigh, North Carolina[1]	04/01/09	0.470	4,500,000
7,000,000	State of Texas	08/28/09	3.000	7,039,920
5,000,000	Town of Oyster Bay, New York.	03/12/10	1.000	5,021,116
7,500,000	Union County, North Carolina[1]	04/01/09	1.500	7,500,000
1,370,000	Union County, North Carolina[1]	04/02/09	0.470	1,370,000
2,400,000	Union County, North Carolina[1]	04/02/09	0.470	2,400,000
5,000,000	State of Virginia	06/01/09	5.000	5,033,599

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	MUNICIPAL BONDS (continued)			
	GENERAL OBLIGATIONS (continued)			
$ 3,000,000	Wake County, North Carolina[1]	04/02/09	0.500 % $	3,000,000
2,500,000	Wilmington, North Carolina[1]	04/01/09	0.500	2,500,000
	Total General Obligations			**133,449,294**
	GOVERNMENT COLLATERAL (5.3%)			
1,500,000	State of California	10/01/09	5.875	1,554,692
1,140,000	Clark County, Washington, Public Utility District No 1	01/01/10	5.000	1,177,329
1,175,000	Frederick County, Maryland	07/01/09	5.250	1,196,757
1,660,000	Gainesville & Hall County, Georgia, Hospital Authority	05/15/09	5.200	1,683,530
1,460,000	Irving, Texas, Waterworks & Sewer	06/15/09	5.950	1,482,101
1,040,000	Lubbock, Texas, Health Facilities Development Corp.	07/01/09	6.500	1,074,914
2,345,000	Maine State Health & Higher Educational Facilities Authority	07/01/09	6.000	2,397,343
1,005,000	Massachusetts State Water Pollution Abatement	08/01/09	5.750	1,030,877
4,070,000	Nashville & Davidson County, Tennessee . .	05/15/09	5.125	4,127,873
1,840,000	North Carolina Medical Care Commission . .	11/01/09	7.625	1,944,130
1,000,000	Oklahoma Development Finance Authority . .	08/15/09	5.750	1,028,716
1,315,000	Oregon State Department of Administrative Services Lottery	04/01/09	5.250	1,328,150
1,000,000	Pennsylvania Higher Educational Facilties Authority	07/01/09	5.375	1,011,949
2,000,000	Private College & University Authority	11/01/09	5.500	2,071,561
5,000,000	Salem-Kaizer, Oregon, School District No. 24	06/01/09	5.000	5,027,776
2,000,000	Shelby County, Tennessee	06/01/09	5.000	2,013,327
1,000,000	State of South Carolina	01/01/10	5.750	1,048,730
1,000,000	Texas State Public Finance Authority	02/01/10	5.600	1,041,690
2,420,000	State of Utah	07/01/09	4.500	2,443,043
1,000,000	Virginia Commonwealtth Board of Transportation	05/15/09	5.750	1,015,754
5,000,000	State of Washington	07/01/09	5.625	5,039,638
575,000	State of Washington	01/01/10	6.000	598,356
1,375,000	Washington, District of Columbia	06/01/09	5.375	1,398,795
	Total Government Collateral			**42,737,031**
	HEALTH CARE (3.3%)			
2,500,000	Cuyahoga County, Ohio[1]	04/01/09	0.350	2,500,000
3,600,000	Cuyahoga County, Ohio[1]	04/01/09	0.350	3,600,000
1,200,000	Harris County, Texas, Health Facilities Development Corp.[1]	04/01/09	0.400	1,200,000

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	MUNICIPAL BONDS (continued)			
	HEALTH CARE (continued)			
$ 2,500,000	Harris County, Texas, Health Facilities Development Corp.[1]	04/01/09	0.500 %	$ 2,500,000
5,000,000	New York State Dormitory Authority[1]	04/02/09	3.000	5,000,000
5,000,000	University of Wisconsin Hospitals and Clinics Authority[1]	04/01/09	2.250	5,000,000
4,870,000	University of Wisconsin Hospitals and Clinics Authority[1]	04/02/09	0.500	4,870,000
2,000,000	Washington Health Care Facilities Authority[1]	04/01/09	0.390	2,000,000
	Total Health Care.			**26,670,000**
	INDUSTRIAL (1.0%)			
2,000,000	Columbia, Alabama, Industrial Development Board Pollution Control[1]	04/01/09	0.650	2,000,000
1,900,000	Jackson County, Mississippi, Pollution Control[1]	04/01/09	0.250	1,900,000
3,815,000	Mobile County, Alabama, Industrial Development Authority[1].	04/01/09	0.150	3,815,000
	Total Industrial			**7,715,000**
	MISCELLANEOUS (4.3%)			
1,500,000	California State Economic Recovery[1]	04/01/09	0.350	1,500,000
2,725,000	Illinois Development Finance Authority	09/01/09	5.000	2,773,322
2,545,000	Indiana Bond Bank	08/01/09	5.250	2,584,746
4,000,000	Indiana Bond Bank	01/05/10	2.000	4,027,196
3,765,000	Indiana Bond Bank	02/01/10	5.250	3,908,359
5,000,000	Indiana State Finance Authority[1]	04/01/09	3.250	5,000,000
1,280,000	Kansas State Development Finance Authority.	10/01/09	4.000	1,299,229
700,000	Missouri State Development Finance Board[1] .	04/01/09	0.500	700,000
2,815,000	Pennsylvania Housing Finance Agency[1]. . . .	04/02/09	0.490	2,815,000
1,000,000	South Dakota State Building Authority	06/01/09	4.000	1,003,736
3,500,000	Virginia State Public Building Authority . . .	08/01/09	4.000	3,534,417
5,000,000	Virginia State Public Building Authority . . .	08/01/09	5.000	5,055,141
	Total Miscellaneous			**34,201,146**
	TRANSPORTATION (8.7%)			
5,900,000	Illinois State Toll Highway Authority[1]	04/02/09	2.750	5,900,000
10,300,000	Illinois State Toll Highway Authority[1]	04/02/09	3.000	10,300,000
6,000,000	Kansas State Department of Transportation[1]	04/01/09	0.500	6,000,000
2,700,000	Massachusetts Bay Transportation Authority[1]	04/01/09	1.500	2,700,000
5,000,000	Metropolitan Transportation Authority, New York[1]	04/02/09	2.500	5,000,000

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	MUNICIPAL BONDS (continued)			
	TRANSPORTATION (continued)			
$ 3,000,000	Mississippi State Highway	06/01/09	5.250 % $	3,017,638
2,100,000	New Jersey State Turnpike Authority[1]	04/01/09	3.750	2,100,000
2,530,000	New York State Tollway Authority Highway & Bridge Trust Fund	04/01/09	5.250	2,530,000
1,600,000	Oklahoma Turnpike Authority[1]	04/01/09	0.220	1,600,000
5,000,000	Oklahoma Turnpike Authority[1]	04/01/09	0.400	5,000,000
5,925,000	Oregon State Department of Transportation .	11/15/09	2.000	5,978,063
4,890,000	Pennsylvania Turnpike Commission[1]	04/02/09	1.190	4,890,000
5,125,000	Pennsylvania Turnpike Commission[1]	04/02/09	1.300	5,125,000
1,700,000	Pennsylvania Turnpike Commission[1]	04/02/09	2.250	1,700,000
5,000,000	Triborough Bridge & Tunnel Authority, New York[1]	04/01/09	1.400	5,000,000
2,500,000	Triborough Bridge & Tunnel Authority, New York[1]	04/02/09	1.500	2,500,000
	Total Transportation			**69,340,701**
	UTILITIES (6.1%)			
9,000,000	Energy Northwest[1]	04/01/09	0.620	9,000,000
9,000,000	Gwinnett County, Georgia, Water & Sewerage Authority[1]	04/01/09	0.500	9,000,000
4,000,000	Snohomish County, Washington, Public Utility District No.1[1]	04/01/09	3.500	4,000,000
3,700,000	South Carolina State Public Service Authority	01/01/10	5.000	3,815,913
8,800,000	Upper Merion, Pennsylvania, Municipal Utility Authority[1]	04/02/09	0.460	8,800,000
14,000,000	Winston-Salem, North Carolina[1]	04/01/09	1.500	14,000,000
	Total Utilities			**48,615,913**
	WATER/SEWER (3.3%)			
5,000,000	Charleston, South Carolina, Waterworks & Sewer[1]	04/02/09	0.550	5,000,000
6,000,000	Charleston, South Carolina, Waterworks & Sewer[1]	04/02/09	0.550	6,000,000
2,500,000	Forsyth County, Georgia, Water & Sewerage Authority[1]	04/02/09	2.750	2,500,000
4,050,000	Lexington, South Carolina, Waterworks & Sewer	04/15/09	3.250	4,050,000
1,500,000	New York City Municipal Water Finance Authority[1]	04/01/09	1.000	1,500,000
2,000,000	Ohio State Water Development Authority . .	08/04/09	3.000	2,011,759
3,865,000	San Antonio, Texas, Water	05/15/09	3.000	3,876,218
1,000,000	Virginia State Water Resources Authority . .	10/01/09	5.000	1,022,065
	Total Water/Sewer			**25,960,042**
	Total Municipal Bonds			**576,146,952**

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

Principal Amount		Maturity Date	Interest Rate	Value
	CERTIFICATES OF DEPOSIT (8.1%)			
$ 10,000,000	Allied Irish Banks	06/15/09	1.300 %	$ 10,000,207
5,000,000	Bank of Ireland	05/07/09	2.590	5,006,643
10,000,000	Bank of Ireland	06/15/09	1.330	10,000,000
10,000,000	Nordea Bank Finland, Plc..	10/06/09	1.950	10,028,364
15,000,000	Royal Bank of Scotland, Plc.	07/09/09	1.650	15,006,129
15,000,000	UBS AG	07/13/09	1.540	15,000,423
	Total Certificates of Deposit			**65,041,766**
	COMMERCIAL PAPER (13.3%)			
2,500,000	Baltimore County, Maryland[2]	04/03/09	0.450	2,500,000
5,000,000	Board of Governors of the University of North Carolina[2]	07/14/09	0.550	5,000,000
8,900,000	Clark County, Nevada[2]	06/18/09	0.600	8,900,000
5,000,000	Kentucky Asset/Liability Commission[2]	04/09/09	1.950	5,000,000
6,000,000	Kentucky Asset/Liability Commission[2]	04/09/09	2.100	6,000,000
4,000,000	Las Vegas Valley, Nevada, Water District[2]. .	05/05/09	0.550	4,000,000
8,000,000	Maryland Health & Higher Educational Facilities Authority[2]	04/03/09	0.680	8,000,000
3,000,000	Metropolitan Atlanta Rapid Transit Authority[2]	04/07/09	1.950	3,000,000
5,000,000	Montgomery County, Ohio[2]	04/01/09	0.900	5,000,000
15,500,000	Montgomery County, Virginia[2]	04/23/09	0.700	15,500,000
3,100,000	Nashville & Davidson County Health & Educational Facilities Authority[2].	04/02/09	0.850	3,100,000
3,135,000	Nashville & Davidson County Health & Educational Facilities Authority[2].	04/02/09	0.900	3,135,000
1,661,000	North Carolina Capital Facilites Finance Agency[2]	06/10/09	0.550	1,661,000
6,000,000	North Texas Tollway Authority[2]	06/09/09	0.700	6,000,000
1,000,000	Oklahoma City, Oklahoma, Water Utilities Trust[2]	04/09/09	0.650	1,000,000
2,000,000	Oklahoma City, Oklahoma, Water Utilities Trust[2]	05/06/09	0.650	2,000,000
1,000,000	Oklahoma City, Oklahoma, Water Utilities Trust[2]	05/06/09	0.800	1,000,000
9,800,000	San Francisco City and County, California, Public Utilities Commission[2]	04/07/09	0.500	9,800,000
4,800,000	San Francisco City and County, California, Public Utilities Commission[2]	06/03/09	0.650	4,800,000
1,500,000	State of Wisconsin[2]	04/02/09	0.550	1,500,000
4,000,000	Sweetwater County, Wyoming[2]	05/14/09	0.600	4,000,000
5,000,000	Washington DC Metropolitan Area Transit Authority [2]	04/03/09	0.550	5,000,000
	Total Commercial Paper			**105,896,000**

PORTFOLIO OF INVESTMENTS (continued)
March 31, 2009 (unaudited)

TOTAL INVESTMENTS	**93.5%**	**$ 747,084,718**
CASH AND OTHER ASSETS IN EXCESS OF LIABILITIES	**6.5**	**52,329,217**
NET ASSETS.	**100.0%**	**$ 799,413,935**

---

[1] Variable rate instrument. Interest rates change on specific dates (such as coupon or interest payment date). The yield shown represents
     the March 31, 2009 coupon or interest rate.
[2] Coupon represents a yield to maturity.

Fair Value Measurements

The Fund adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value
Measurements ("FAS 157"), effective July 1, 2008. For net asset valuation determination purposes, various inputs are
used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

- Level 1 - quoted prices in active markets for identical investments.
- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment
   speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of March 31, 2009 in valuing the Fund's investment carried at value:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 0
Level 2 - Other Significant Observable Inputs	747,084,718
Level 3 - Significant Unobservable Inputs	0
Total	$ 747,084,718

Portfolio holdings are shown as of the date indicated. Since market conditions fluctuate suddenly and
frequently, the portfolio holdings may change and this list is not indicative of future portfolio composition.
These portfolio holdings are not intended to be and do not constitute recommendations that others buy,
sell, or hold any of the securities listed.

For more complete information on the Fund, call 1-800-625-5759 for a prospectus or visit www.bbhfunds.com.
You should consider the Fund's investment objectives, risks, charges, and expenses carefully before you invest.
Information about these and other important subjects is in the Fund's prospectus, which you should read
carefully before investing.

The BBH Funds are managed by a separately identifiable department within Brown Brothers Harriman & Co. The Distributor is
Edgewood Services, Inc. Date of first use: 5/09

ITEM 2. CONTROLS AND PROCEDURES.

(a) Based upon their evaluation of the Registrant's
     disclosure controls and procedures as conducted
     within 90 days of the filing date of this Form N-Q,
     the Registrant's principal financial officer and
     principal executive officer have concluded that
     those disclosure controls and procedures provide
     reasonable assurance that the material information
     required to be disclosed by the Registrant on this
     report is recorded, processed, summarized and
     reported within the time periods specified in
     the Securities and Exchange Commission's rules
     and forms.

(b) There were no significant changes in the
    Registrant's internal controls over financial
    reporting or in other factors that occurred
    during the Registrant's last fiscal quarter
    that has materially affected, or is reasonably
    likely to materially affect, the Registrant's
    internal control over financial reporting.

ITEM 3. EXHIBITS.

(a) The certifications required by Rule 30a-2(a)
    under the Act are attached as exhibit 3(b).

EXHIBIT 3 (b)

SECTION 302 CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER.

I, John A. Gehret, certify that:

1. I have reviewed this report on Form N-Q of
   BBH Trust on behalf of: BBH Money Market Fund,
   and BBH Tax Exempt Money Fund ("Registrant");

2. Based on my knowledge, this report does not
   contain any untrue statement of a material fact
   or omit to state a material fact necessary to
   make the statements made, in light of the
   circumstances under which such statements
   were made, not misleading with respect to
   the period covered by this report;

3. Based on my knowledge, the schedules of
   investments included in this report,
   fairly present in all material respects
   the investments of the Registrant as of
   the end of the fiscal quarter for which
   the report is filed;

4. The Registrant's other certifying officer and
   I are responsible for establishing and maintaining
   disclosure controls and procedures (as defined in
   Rule 30a-3(c) under the Investment Company Act of
   1940) and internal control over financial reporting
   (as defined in Rule 30a-3(d) under the Investment
   Company Act of 1940) for the Registrant and have:

   a.) designed such disclosure controls and
       procedures, or caused such disclosure controls
       and procedures to be designed under our
       supervision, to ensure that material information
       relating to the Registrant, including its
       consolidated subsidiaries, is made known to us by
       others within those entities, particularly during
       the period in which this report is being prepared;

   b.) designed such internal control over financial
       reporting, or caused such internal control over
       financial reporting to be designed under our
       supervision, to provide reasonable assurance regarding
       the reliability of financial reporting and
       the preparation of financial statements for external
       purposes in accordance with generally accepted
       accounting principles;

   c.) evaluated the effectiveness of the Registrant's
       disclosure controls and procedures and presented in
       this report our conclusions about the effectiveness
       of the disclosure controls and procedures, as of a
       date within 90 days prior to the filing date of this
       report based on such evaluation; and

   d.) disclosed in this report any change in the Registrant's
       internal control over financial reporting that
       occurred during the Registrant's most recent fiscal
       quarter that has materially affected, or is reasonably
       likely to materially affect, the Registrant's
       internal control over financial reporting; and

5. The Registrant's other certifying officer and
   I have disclosed to the Registrant's auditors
   and the audit committee of the Registrant's
   board of directors (or persons performing
   the equivalent functions):

   a.   all significant deficiencies and material
        weaknesses in the design or operation of
        internal control over financial reporting
        which are reasonably likely to adversely
        affect the Registrant's ability to record,
        process, summarize, and report financial
        information; and

   b.   any fraud, whether or not material, that
        involves management or other employees who

         have a significant role in the Registrant's
         internal control over financial reporting.

Date: 05/28/09

                    /s/ John A. Gehret
               ========================
                     John A. Gehret
              President - Principal Executive Officer

EXHIBIT 3(b) (2)
SECTION 302 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER.

I, Charles H. Schreiber, certify that:

1. I have reviewed this report on Form N-Q of BBH
   Trust on behalf of: BBH Money Market Fund,
   and BBH Tax Exempt Money Fund ("Registrant");

2. Based on my knowledge, this report does not
   contain any untrue statement of a material
   fact or omit to state a material fact
   necessary to make the statements made,
   in light of the circumstances under
   which such statements were made,
   not misleading with respect to the
   period covered by this report;

3. Based on my knowledge, the schedules of
   investments included in this report,
   fairly present in all material respects
   the investments of the Registrant as of
   the end of the fiscal quarter for which
   the report is filed;

4. The Registrant's other certifying officer
   and I are responsible for establishing and
   maintaining disclosure controls and procedures
  (as defined in Rule 30a-3(c) under the Investment
   Company Act of 1940) and internal control over
   financial reporting (as defined in Rule 30a-3(d)
   under the Investment Company Act of 1940) for the
   Registrant and have:

   a.) designed such disclosure controls and procedures,
       or caused such disclosure controls and procedures
       to be designed under our supervision, to ensure
       that material information relating to the Registrant,
       including its consolidated subsidiaries, is made known
       to us by others within those entities, particularly during
       the period in which this report is being prepared;

   b.) designed such internal control over financial

reporting, or caused such internal control over
financial reporting to be designed under our
supervision, to provide reasonable assurance
regarding the reliability of financial reporting
and the preparation of financial statements for
external purposes in accordance with generally
accepted accounting principles;

c.) evaluated the effectiveness of the Registrant's
disclosure controls and procedures and presented
in this report our conclusions about the
effectiveness of the disclosure controls
and procedures, as of a date within 90 days
prior to the filing date of this report
based on such evaluation; and

d.) disclosed in this report any change in the
Registrant's internal control over financial
reporting that occurred during the Registrant's
most recent fiscal quarter that has materially
affected, or is reasonably likely to materially
affect, the Registrant's internal control
over financial reporting; and

5. The Registrant's other certifying officer and
I have disclosed to the Registrant's auditors
and the audit committee of the Registrant's
board of directors (or persons performing
the equivalent functions):

a.   all significant deficiencies and material
weaknesses in the design or operation of
internal control over financial reporting
which are reasonably likely to adversely
affect the Registrant's ability to record,
process, summarize, and report financial
information; and

b.   any fraud, whether or not material, that
involves management or other employees who
have a significant role in the Registrant's
internal control over financial reporting.

Date: 05/28/09

                    /s/ Charles H. Schreiber
                    =========================
                     Charles H. Schreiber
              Treasurer - Principal Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934 and the Investment Company
Act of 1940, the Registrant has duly caused this
report to be signed on its behalf by the
undersigned, thereunto duly authorized.

(Registrant)   BBH TRUST

By (Signature and Title)*   /s/ John A. Gehret

                                  John A. Gehret
                                    President
                                (Principal Executive Officer)

Date: 05/28/09

Pursuant to the requirements of the Securities
Exchange Act of 1934 and the Investment Company
Act of 1940, this report has been signed below
by the following persons on behalf of the
Registrant and in the capacities and on the
dates indicated.

By (Signature and Title)*   /s/ John A. Gehret

                                  John A. Gehret
                                    President
                                (Principal Executive Officer)

Date: 05/28/09

By (Signature and Title)*   /s/ Charles H. Schreiber

                              Charles H. Schreiber, Treasurer
                              (Principal Financial Officer)

Date: 05/28/09

* Print name and title of each signing
officer under his or her signature.